SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 9, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises an extract of certain portions of the following press release:

“Philips announces changes to its Executive Committee”, dated February 14, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of March, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

February 14, 2017

Philips announces changes to its Executive Committee

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced the appointment of Jeroen Tas as Chief Innovation and Strategy Officer to accelerate Philips’ transition to a solutions company, driving innovations in systems, smart devices, software and services to improve people’s lives. Effective immediately, Jeroen Tas is responsible for strategy, research & development, design, medical affairs, sustainability, platforms, emerging businesses and process excellence to bring innovations to market. In his new role, Jeroen Tas replaces Jean Botti, who has left the company.

At the same time, Philips has appointed Carla Kriwet as Chief Business Leader of the Connected Care & Health Informatics businesses and new member of the Executive Committee. In this role, she succeeds Jeroen Tas with immediate effect. In addition, she will continue to lead the Business Group Patient Care & Monitoring Solutions, which is part of the Connected Care & Health Informatics segment.

As a further change to Philips’ Executive Committee, Ronald de Jong has been appointed as Global Head of Human Resources (HR) per April 1, 2017. He succeeds Denise Haylor, who has decided to leave Philips for family reasons. A separate announcement will be made with regard to Ronald de Jong’s succession as Chief Market Leader.

“In 2016, Philips made significant progress with its strategic transformation to a focused leader in health technology and we have good momentum,” said Frans van Houten, Chief Executive Officer of Royal Philips. “Looking ahead, there is an opportunity for us to accelerate Philips’ transition to a customer-centric solutions company, and further leverage advanced informatics, artificial intelligence and the Internet of Things into our health propositions and our way of working. I am convinced that with the new responsibilities of Jeroen, Carla and Ronald within Philips’ Executive Committee, we will be able to accelerate on our journey. We are thankful for Denise’s significant contribution to shape the HR function at Philips over the last few years and we would like to wish her every success in her next endeavors. We would also like to wish Jean success for the future.”

Jeroen Tas has over 30 years of experience as an entrepreneur and executive in the financial services, information technology and healthcare industries. In his previous role, he was successful in turning around and growing our Philips’ healthcare IT business and establishing HealthSuite as the new open industry standard for the ‘Internet of Things’ in healthcare.

February 2017 Page: 2

Since 2015, Carla Kriwet has successfully driven profitable growth and innovation in the Business Group Patient Care & Monitoring Solutions. Among other important achievements, she seeded new growth initiatives based on connected wearable biosensors and established new business partnerships.

As Philips’ Chief Market Leader, Ronald de Jong has led the transformation of Philips’ markets organization in the last five years towards a locally relevant, customer-centric solutions approach, significantly contributing to Philips’ solid growth and profitability improvement in 2016. In doing so, his team has built new capabilities, driven change management, and attracted new talent.

Additional information on Philips’ Executive Committee can be found at

http://www.philips.com/a-w/about/company/our-management/executive-committee.html.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 10888824

E-mail: steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel: +31 6 31914905

Email: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 71,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.